Filed by Kearny Financial Corp.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Clifton Bancorp Inc. (Commission File No.: 001-36390)

Kearny Financial Corp.

Investor Conference Call

November 2, 2017 at 10:00 a.m. Eastern

CORPORATE PARTICIPANTS

Craig Montanaro – President and Chief Executive Officer

Eric Heyer – Executive Vice President and Chief Financial Officer

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Kearny Financial Corp. (“Kearny”) and Clifton Bancorp Inc. (“Clifton”), including anticipated future results, cost savings and accretion to reported earnings that may be realized from the merger; (ii) Kearny and Clifton’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the businesses of Kearny and Clifton may not be combined successfully, or such combination may take longer than expected; the cost savings from the merger may not be fully realized or may take longer than expected; operating costs, customer loss and business disruption following the merger may be greater than expected; governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger or otherwise; the stockholders of Clifton or Kearny may fail to approve the merger; the interest rate environment may further compress margins and adversely affect new interest income; the risks associated with continued diversification of assets and adverse changes to credit quality; and difficulties associated with achieving expected future financial results. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Kearny’s and Clifton’s reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet website (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Kearny or Clifton or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, Kearny and Clifton do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Additional Information and Where to Find It

Investors and stockholders are urged to carefully review and consider each of Kearny’s and Clifton’s public filings with the SEC, including, but not limited to, their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Kearny with the SEC may be obtained at the SEC’s Internet site (www.sec.gov). You will also be able to obtain these documents, free of charge, from Kearny at www.kearnybank.com under the tab “Company Info” under “Investor Relations” or by requesting them in writing to Kearny Financial Corp., 120 Passaic Avenue, Fairfield, New Jersey 07004, Attention: Sharon Jones, or from Clifton at www.csbk.bank under the tab “About Us” under “Investor Relations” or by requesting them in writing to Clifton Bancorp Inc., 1433 Van Houten Avenue, Clifton, New Jersey 07015, Attention: Michael Lesler.

In connection with the proposed merger, Kearny will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Kearny and Clifton and a prospectus of Kearny, as well as other relevant documents concerning the proposed merger. Investors and stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Copies of the registration statement and joint proxy statement/prospectus and the filings that will be incorporated by reference therein, as well as other filings containing information about Kearny and Clifton, when they become available, may be obtained at the SEC’s Internet site (www.sec.gov). Free copies of these documents may be obtained as described in the preceding paragraph.

Clifton and Kearny and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Kearny and Clifton in connection with the proposed merger. Information about the directors and executive officers of Kearny is set forth in the proxy statement for the Kearny 2017 annual meeting of stockholders, as filed with the SEC on Schedule 14A on September 15, 2017. Information about the directors and executive officers of Clifton is set forth in the proxy statement for the Clifton 2017 annual meeting of stockholders, as filed with the SEC on Schedule 14A on June 29, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the joint proxy statement/prospectus and other relevant documents regarding the proposed merger to be filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

PRESENTATION

Operator

Good morning and welcome to the Kearny Financial Corp. Investor Conference Call. My name is Robert, and I will be your coordinator for today. At this time all participants are in listen-only mode. Should you need assistance, please signal for a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask questions. Please note this event is being recorded.

Before we begin, I would also add that the comments made on this conference call will feature certain forward-looking statements, which are intended to be covered by the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the expected completion date, financial benefits, and other effects of the proposed merger. Forward-looking statements regarding future results or events are by their nature inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in the forward-looking statements made. You will find more about the risk factors associated with the company’s forward-looking statements from last night’s news release and the company’s respective SEC filings, including their 2017 annual reports on Form 10-K and their quarterly reports on Form 10-Q.

I would now like to turn the conference over to Craig Montanaro, President and CEO of Kearny Financial Corp. Please go ahead.

Craig Montanaro

Thank you, Robert. Welcome, everyone, and thank you for joining our call this morning to discuss Kearny Financial Corporation’s definitive agreement to acquire Clifton Bancorp.

Joining me on the call this morning is Kearny Financial Corp’s Executive Vice President and Chief Financial Officer, Eric Heyer.

Eric Heyer

Good morning.

Craig Montanaro

During the call we’ll be referring to the deal presentation deck posted on our website earlier this morning. This morning we have some prepared comments. We’ll go over the strategic value of the deal. We’ll talk a little sometime on the structure, the pricing, and the financial metrics. But, let’s dive into the presentation.

We’re going to go to page 3 in the deck and do a quick overview of CSBK. Headquartered in Clifton, founded in 1928, CSBK is a $1.5 billion community bank with 12 branches that operate across Northern New Jersey in some very attractive and dynamic markets. We’ll give you some of the footings. Market cap is roughly $374 million; gross loans $1.1 billion; total deposits a little over $900 million; TCE 18.4%; LTM net income $6.2 million; LTM ROAA 43 bps; LTM efficiency ratio 66 bps; MPAs 32 bps; and finally, reserves-to-loan 64 bps.

Let’s move to the transaction rationale, that’s page 4 on the deck. The first item is immediate and significant earnings accretion. Eric and I really felt that one of the most compelling parts to this

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November 2, 2017 at 10:00 a.m. Eastern

transaction is the substantial earnings accretion we’ll get from the merger of the combined companies in the first year of operation, fiscal 2019. We’re projecting a model roughly about 40% earnings accretion, which is very strong and was really one of the most compelling reasons to do the transaction.

Another topic that we often talk about and many of you who are on the line have heard us talk about doing a deal and TBV dilution and TBV earn back. We’re really sensitive to those two metrics. We’ve always told people that we would stay well within a four-year earn back and well within 4% dilution. I think we’ve achieved that on this deal. It’s inside of three years, which is really fantastic. And we wanted to stay true to our word on that topic. We know how important it is.

From an acquisition standpoint, we really think it’s a low risk transaction. They have solid asset quality. From a risk perspective, the balance sheet is plain vanilla. The business model really melds with the Kearny model. From a cultural standpoint their transformational process is continuing. Ours is maybe a little further down the road but it fits in. It’s very similar to what we’re doing at Kearny. Historically, very conservative lender, great credit culture, very strong in terms of a credit culture.

Some other items on our deck, preserves capital, flexibility for future organic growth. We’ll continue to look at regular dividends, special dividends, share repurchases, and opportunistic M&A like this transaction. It improves Kearny’s deposit positioning among New Jersey-based regional banks from, I think, we’re at 9. We’ll move to 7, which is great. The markets that they’re in are excellent markets, they’re dynamic. We have lenders and teams that already work in those markets and do a lot of business in those markets, so it’s very complementary from that standpoint.

And, we’ve been very modest on the cost saves. You’ll hear later from Eric but our projections on the cost saves are modest and really the cost saves really drive the financial projections. And, it really does a lot in terms of scalability for the bank and also operating leverages. We kind of blow over the $6 billion market in terms of assets.

So, let’s move to page number 5. We’ll talk a little bit about the transaction, and then I’ll hand this over to Eric. Purchase price is $17.92. Transaction value, a little over $401 million. The structure is 100% stock. The fixed exchange ratio is 1.91. And, the pro forma ownership will be roughly 76% Kearny shareholders, 24% CSBK shareholders.

Board presentation, Paul Aguggia is going to joining our board along with two directors. I would just want to say something about Paul. He’s going to be a great addition to our board. He’s been in the banking business for a long time. He’s a great add and will help us in the future running the bank as well as on the M&A side. So we’re really looking forward for his help and his advice in that area.

In terms of required approvals, standard regulatory approvals obviously for both Kearny and CSBK, I know for a fact that both companies have been pretty preemptive. We’ve already reached out to all the regulatory bodies and let them know what’s happening here. So I think that will help us.

On the due diligence side, we’ve done a lot of due diligence on the transaction. I think we’ve covered, oh gosh, almost all the enterprise, risk and management topics that you would from a due diligence perspective. Most extensively on the credit side we’ve found that looking at their portfolio that it is conservatively underwritten, well managed, and excellent credit quality. I think their average net charge-offs over the last four years is about 6 basis points. So it’s very a well-seasoned portfolio and very strong.

I’m going to turn it over to Eric Heyer, our CFO, and he’s going to go through the pricing, the financial impact and some of the financial summaries in the presentation. Take it away, Eric.

Kearny Financial

November 2, 2017 at 10:00 a.m. Eastern

Eric Heyer

All right. To sort of dovetail off of Craig’s overview of the consideration and structure, using the fixed exchange ratio of 1.191 resulting in a price of $17.92, we can look at some of the pricing multiples near the bottom of page 5. These are pretty self-explanatory. Bear in mind that the $17.92 price that we’re referring to here is really based on the fixed exchange ratio times our closing stock price of $15.05 last night. Using those financial metrics, we’re looking at a market premium taking that $17.92 dividing by Clifton’s closing market price last night at $16.95 at a 5.7% market premium.

What does that mean in terms of tangible book value priced at TBV? At a tangible book value of $12.96 the $17.92 renders 138% tangible book multiple. In relation to forecasted earnings for Clifton’s 2019, you’re looking at 43 times earnings, 28 times earnings once we overlay the cost saves that we’ll be talking about in just a minute.

Interestingly, the core deposit premium, I think, is one of the metrics that we look at and say, gosh, that seems a little bit high and we acknowledge that. There’s so much value and merit to the deal that while an 18.6% core deposit premium seems high, we certainly understand and appreciate that the other components and value of the deal sort of make that something that we can live with, albeit a little bit high in relation to where other core deposit premium multiples have closed in recent history. Bear in mind that definitionally our core deposits for this particular calculation is basically total deposits and backing out jumbo CDs greater than $100,000. Other people have different ways of calculating a core deposit premium but that’s the approach that we’ve got here.

Now let’s dive a little bit deeper into some of the underlying assumptions and the key results. If we flip over to page 6 of the analysis, let’s talk about some of the transaction expenses and savings. We’re looking at approximately $26 million pretax of transaction-related expenses. If we were to sort of stretch that out across some categories, we’re looking at about $10.3 million of one-time charges related to various human resource- and contract-related issues, $9.3 million of professional charges, and integration and IT charges and other administrative and operating charges of about $6.7 million. So add those across and you’re a little bit north of $26 million. After tax that would cost about $16.3 million.

On a go-forward basis, Craig had alluded to us using modest cost save assumptions. We’ll be forthright here and say that for modeling purposes we feel we’ve been very conservative. We’re assuming a 35% cost save number. To state that we’re highly confident that we will achieve that number is understating it. But, we do feel that for conservative purposes we’re going to show a 35% cost save, but we hope very much that after working with Clifton and taking a deeper dive into their operations and taking a look at their infrastructure and resources, that the cost saves might actually exceed that 35%. It could maybe even be 40%. We’ll see how that goes.

Bear in mind, by the way, that those cost saves that we’re referring to here exclude the ESOP, which on a pretax basis has another approximately $1.8 million worth of cost or an after tax cost of $1.4 million. Those would be additional cost savings on top of that, which even at 35% at the base level brings those cost saves up to about 40%. Again we’re hopeful that once we take a deeper dive we’ll be looking at some significant cost saves even in excess of these levels that we’ve conservatively modeled.

Sort of in that same spirit we’ve modeled the 1% credit mark against Clifton’s loan book. As Craig had alluded to before, Clifton has immaculate credit quality. They’re similar to us. We share the same credit culture. So, a 1% credit mark is pretty conservative. In the end it may come in a little bit less than that. Again, we’ll take a deeper dive on that when we approach closing, so it is a little bit

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November 2, 2017 at 10:00 a.m. Eastern

conservative. If we were to apply our own metrics our own allowance for loan-loss factors, if you will, to the kinds of loan and loan types and segments that are in the Clifton book, we might expect more like an 87 basis point type of mark. But at this point, again, for conservative purposes we’re going to go ahead and at least model a 1% credit mark understanding that’s probably going to be plenty.

In terms of the closing, we’ve let everyone know late first quarter calendar quarter ’18, so first quarter, so late-March quarter; more likely or more hopeful perhaps very early in the second calendar quarter of ’18, which by the way is our fourth fiscal quarter, the quarter April 1st through June 30th. For a whole host of administrative reasons, it may be preferable to close this as early in April as possible. But that’s a timetable that we’re looking at, again, subject to regulatory approval, shareholder approvals, and so on.

What does this all result in? And I think Craig hit it at a very high level. When we look at the earnings impact, which is really the take home from this transaction, it’s the combination of how a low risk transaction and a familiar balance sheet creates an earnings stream that, when we overlay some significant cost saves, is quite accretive to earnings. We’re looking at a 40% increase in earnings, talk about maybe $0.10 on top of our fiscal ’19 estimate of $0.26 for Kearny gets you to $0.36, so about a 40% increase in earnings on an EPS basis.

So what does that cost us? Well, the good news to everybody is that it’s costs about 2.3% in dilution, which we’re able to make back in, call it, two-and-a-half years a little bit less than two and a half years.

Now I know everybody’s got a different approach to the work-back period, the earn-back period to be done, crossover, EPS accretion. There’s a variety of different methods. And, just as an aside, the method that we’re describing here at 2.4 years is based on the crossover method. But interestingly, the EPS accretion method comes up at the same 2.4 years. If you were to simply take the dilution of $0.25 and realize that we’re going to be accreting earnings at an additional $0.10, you’re about two-and-a-half years. So no matter how you slice it, the work-back period is still well within the metrics that we’re comfortable with.

Finally, what is your TCE ratio at the end of the closing on a pro forma basis at March 31st? About 18%. We’re currently at 19%. As we look forward for the company Kearny itself, before closing, would probably be at about an 18.7% TCE ratio. So the transaction from a TCE ratio perspective takes about half a percentage point off the top.

Again, just as a back of the napkin number, at September 30th just so you’re aware of it, if you’re not already, Kearny had 81.5 million shares outstanding. Clifton had a little over 22 million, 22.065 million, apply the exchange ratio to that, you’re at about 26.300 million in Clifton shares on an exchange basis. At the end of the day somewhere around 107.8 million shares outstanding when the deal is done.

Those are some of the metrics and I think they speak for themselves. We’re very pleased to be able to show those to you and reiterate that they’re really pretty conservative.

If we flip over to page 7 this is just a quick down and dirty on what the loan and deposit portfolios look like before the transaction on standalone basis for each company and what the combined portfolios look like. And, with regard to the loan portfolio, everyone on this call is aware that Kearny has had some rapid, rapid growth in commercial real estate loans. If you look at our pie, if you will, on the left-hand side you’ll see that our commercial real estate makes up about 77% of our loan book. Clifton is a little bit of a nice complement to that. Their CRE book isn’t nearly quite the percentage of the portfolio as ours are.

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November 2, 2017 at 10:00 a.m. Eastern

So when you combine the companies together, it looks like 66% of the loan book is in CRE, which will at the end of the day have a pretty favorable impact on our CRE concentrations, which is always an area of concern to the regulators. Our bank at the bank level, we had gotten over the 300% limit fairly recently and this should take our number back below that threshold and give us some additional wiggle room for CRE growth. Again, having said that, we already built all the risk management infrastructure to properly manage a CRE concentration well north of 300%. But again, just from a cosmetics perspective, it’s nice to see that ratio dip below 300% again.

The deposit mix is self-explanatory. Clifton has a little bit more of a CD book than we have. The reality that we feel, particularly in this market, is that, whether we like it or not, in order for us to continue to lever capital, grow the way we need to grow with all the excess capital we have both before and after this transaction, CD growth is going to be a necessary part of that. We all understand the value of core deposits and growing core deposits and what they mean to franchise value. But as a practical matter, with or without Clifton we recognize strategically that we’re going to have to grow our deposits with significant increases in CDs.

So by acquiring Clifton, it really helps us move the balance sheet forward in terms of what we would otherwise probably be doing organically anyway. But, still, at the end of the day, on the right-hand side the combined institution still has less than 50% of its retail funding in the form of certificates to deposit and slightly more than 50% in non-maturity deposits which, you know, at the end of the day is something that is a positive. It gets us that additional funding that we need to continue to grow, and then we’ll continue to work over time to make that mix a little bit more favorable towards non-maturity deposits.

Finally, on page 8, there’s a quick overview of the pro forma franchise summary. The map on the left-hand side shows how nicely the Clifton branch franchise fits into the kind of the circle of orange dots around that franchise. So it’s a really nice fill-in, if you will.

Down the right-hand side we’ve essentially got some pro forma information as to what we would look like on a combined basis using financial data as of September 30th. These are not projected March 31st closing numbers, really just kind of back of the napkin what we would we look like if we merged the two balance sheets together at September 30th and applied our purchase accounting to it.

Of particular note is the ROA at the bottom of that data of 55 basis points. Again, those $0.10 worth of accretion, is really between $0.10 and $0.11 worth of additional earnings, is having a real positive impact on the company’s earnings and really moving us forward both from a balance sheet growth perspective as well as an earnings growth perspective. It’s moving us forward strategically, say, for our business plan 18-to-24 months forward where we’re going to start to create a 55 ROA, and then hopefully improve from there.

Finally, page 9 is a little bit of information about where the deposit market share looks like in all the markets that we’ll be in. Again, on the left-hand side we’re looking at how the markets are growing with adding the Clifton franchise to the Kearny franchise, got some nice growth in market ranks and deposits for each of the four markets Bergen, Hudson, Passaic, and Essex. And, then on the right-hand side is sort of the data behind the observation that Craig had made before regarding the step up in our rank, if you will, as a New Jersey-based bank and our number seven ranking on a pro forma basis in relation to other community banks in this space.

That’s kind of a quick over of the financial metrics. And, I’m going to hand it back over to Craig to sort of wrap our presentation up.

Kearny Financial

November 2, 2017 at 10:00 a.m. Eastern

Craig Montanaro

Thanks, Eric. Great job. Let’s just go over the summary. The transaction, very strong from a financial impact perspective as Eric mentioned. We’re looking at $0.10 to $0.11 in earnings accretion after the first full year when we combine the companies. I mean, that says it itself.

In terms of the deposits side it strengthens our position from a deposit franchise standpoint. We’d move from number nine to number seven. Great markets, we like the Passaic. We like the Essex and we like the Bergen markets. We think there’s a lot of opportunity to gather deposits and grow loans. I think it’s a great complement to our footprint.

Execution risks, one of the favorite things about this transaction is they do what we know how to do and we see this as a low execution risk transaction. Very similar customer base, which is very positive for us. And, from a capital perspective, it gives us optionality and capital flexibility. So, you know, in general we really feel strongly about the transaction. We think it really does a lot for our franchise.

I think now we’re going to, Robert, maybe open it up to questions from the analysts if you would?

QUESTIONS AND ANSWERS

Operator

Certainly. We will now begin that question-and-answer session. To ask a question, you may press star, then one on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star, then two. At this time, we will pause momentarily to assemble our roster.

Okay. The first question comes from Laurie Hunsicker of Compass Point. Please go ahead.

Laurie Hunsicker

Thanks, Craig and Eric. Good morning.

Eric Heyer

Good morning.

Craig Montanaro

Good morning, Laurie.

Laurie Hunsicker

I just wanted to start with pro forma intangibles. I just wanted to see if you had an actual number that you were giving out?

Eric Heyer

Yes. Sure. Just give me a moment. Let me flip to my various records here. On a pro forma balance sheet at closing we’re looking at—we could look at the impact of the transaction which is about $4.2 million of a CDI, and we’ve got another $110 million of goodwill. When you combine what we’ve already got on our balance sheet and the intangibles that Kearny has would carry over—Clifton has none—you’re at $4.4 million of non-goodwill intangibles, basically your CDI and your goodwill of $219.2 million.

Laurie Hunsicker

Okay and what was the rate mark?

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November 2, 2017 at 10:00 a.m. Eastern

Eric Heyer

On which assets?

Laurie Hunsicker

Well, on all of them. So we’ve got the credit mark but if we were looking to find what the rate mark was, what was that?

Eric Heyer

Sure. Just bear with me.

Laurie Hunsicker

Okay.

Eric Heyer

All right. If we go down the line—and I’m going to give it to you kind of component by component. We’ve got a mark against the HDM securities of about $600,000, an economic mark, if you will, against the loan book of about $8.1 million, and then time deposits of $4.8 million and borrowings of $300,000.

Laurie Hunsicker

And, I’m sorry. What was borrowing?

Eric Heyer

Three hundred thousand.

Laurie Hunsicker

Three hundred thousand. Okay.

Eric Heyer

Obviously that’s based on where rates are today. Who knows where rates are when we close.

Laurie Hunsicker

Yes. Great. That’s helpful. Okay. And then, in terms of accretion income, do you have a schedule on that?

Eric Heyer

Yes. We do. For, say, fiscal ’19, which is the first full year of the combined company, the total interest rate marks are going to be about $5 million on pretax basis, call it $3 million on after tax basis.

Laurie Hunsicker

Okay. And then what about the year after? About two and a half?

Eric Heyer

Yes. About 2020, it’s about $3.3 million pretax, and about $2 million after.

Laurie Hunsicker

Okay. Great. And then, Craig, you had mentioned the potential to look at opportunistic acquisitions going forward. How quickly could you be back in the market? In other words where is your focus? Is it going to be on digesting this? Are you going to continue to look going forward? Obviously we appreciate your due discipline staying within five and five. But, just talk a little bit about your acquisition appetite?

Kearny Financial

November 2, 2017 at 10:00 a.m. Eastern

Craig Montanaro

Laurie, this was very unique. I mean, one of my favorite shareholders called me this morning and said, “This is one of those things that doesn’t happen too often.” So I likened it and he likened it to this analogy as the way investors, when they were in MHC, went out and did deals with highly capitalized MHCs and that’s how the math worked here. So, I don’t see a big deal like this happening pretty soon. I think we’re really going to digest this one and do the integration and make sure we lose a minimal amount of customers and really focus on growing the core of the two companies.

Personally I know Eric can chime in, the other deals that we might do down the line are going to be small, because there’s really nothing else out there that’s this size. Do you know what I’m saying?

Eric Heyer

Yes that we can afford, Craig.

Craig Montanaro

Yes. I think give us some time to digest this. Let us grow them organically. We probably will be out of the market for I would probably say for at least from probably now until probably next November/December, probably a year, I’m thinking.

Eric Heyer

Yes, and if we close at March 31st or April 1st you’re going to need a quarter to digest what you’ve got.

Craig Montanaro

Yes.

Eric Heyer

But having said that just sort of dovetail what Craig is saying, the lack of execution risk, the integration concerns and so on that you might have with a different kind of institution, we’re expecting to be able to do the conversion and integrate this operation pretty quickly, pretty effectively without a lot of downside, because of the nature of their balance sheet and their systems and so on. So, unlike other deals, where you may be tackling a new line of business and you’re dealing with geographical challenges and so on, this is such a natural fold in that I think, notwithstanding size, this is something that we ought to be able to digest reasonably quickly and keep our radar up for other opportunities.

Craig Montanaro

Being back in the market a year is not actually that long I don’t believe.

Eric Heyer

Right.

Laurie Hunsicker

Okay. Then, obviously you’re still committed to staying under that four and four?

Craig Montanaro

Do you know what? We’ve told everybody and a lot of people on this call have heard it. One of the things we want to be is true to our word and that was the goal here. That was why this made so much sense for a lot of reasons. But, mostly those metrics we really think are the key pieces, too. And that’s partly why there aren’t as many opportunities for us as there perhaps are for others.

Laurie Hunsicker

Yes. Great. Thank you. Okay. And then I just want to make sure I heard you right. Your 35% cost saves did not include the $1.8 million ESOP save?

Kearny Financial

November 2, 2017 at 10:00 a.m. Eastern

Eric Heyer

Correct. Yes.

Laurie Hunsicker

And so that ESOP is not going to roll into your current ESOP, that’ll be—

Eric Heyer

That’s correct. It will not.

Laurie Hunsicker

Okay. Okay. Great. And then, just one last question here because you guys have been so active in the buyback I think last quarter you did 2.8 million shares, even though you’ve got this pending deal theoretically with the look back, I guess you can buy back stock. Is that correct?

Craig Montanaro

Yes. I mean, Laurie, we have to sit and talk with our attorneys about it. Different legal firms think differently about buybacks prior to closing a deal. I mean, you’re right, if we use the 10b5 and we did something between now and prior to the clip and proxy material going out, we probably could get under the wire and do it, but we really have to sit and talk with our attorneys about that. We’d like to if we can but we haven’t really made that decision yet.

Laurie Hunsicker

Okay. Great. Thanks. I’ll leave it there.

Craig Montanaro

Thank you.

Eric Heyer

Great.

Operator

Again, if you have a question for the speakers please press star, and then one.

CONCLUSION

Operator

Well, I’m showing no further questions. So this will conclude our question-and-answer session. I would like to turn the conference back over to Craig Montanaro for any closing remarks.

Craig Montanaro

Thanks, Robert. I just want to thank everybody for joining the call and have a great day. Thank you all.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Kearny Financial

November 2, 2017 at 10:00 a.m. Eastern